500 Capitol Mall, Suite 18000 Sacramento, CA 95814 Telephone: 916-930-2500 Fax: 916-930-2501 www.lockelord.com

August 24, 2011

Via Edgar

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549

Re:	CalciTech Ltd.
Form 20-F for the Fiscal Year ended December 31, 2010
Filed July 11, 2011
File No. 0-20420

Dear Mr. Decker:

On behalf of our client CalciTech Ltd., a corporation formed under the laws of Bermuda (the “Company”), we hereby respond to the Staff’s comment letter of August 9, 2011, issued in connection with the Company’s Form 20-F for the year ended December 31, 2010 filed with the Commission on July 11, 2011.

The following responses are numbered to correspond to the questions set forth in the Staff’s comment letter.  For your convenience, the Staff’s comments are indicated in italics followed by our response.

General

1.            Per review of your 20-F it appears that your fiscal year end is December 31st, however, your user profile in the EDGAR system indicates that your fiscal year-end is February 28th.  As such, please change your fiscal year-end in EDGAR so that it properly reflects your December 31st fiscal year-end.

In response to the Staff’s comments, the Company has changed its user profile in the EDGAR system to reflect its December 31st fiscal year-end.

Facing Page

2.           Please revise to include the name telephone, email and/or facsimile number and address of your company contact person.  See Form 20-F.

In response to the Staff’s comments, the Company has amended the Form 20-F to include the name telephone, facsimile number and address of the Company’s contact person.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

4B. Business Overview, page 6
 Synthetic Calcium Carbonate, page 6

3.           We note disclosure in the sixth paragraph that German government funding has been granted to support the project.  Please revise to disclose the details of the German government funding including, but not limited to, the amount, timeframe of funding and the material terms of the funding.

In response to the Staff’s comments, the Company has amended the Form 20-F to disclose the amount, timeframe, and terms of the German government funding.  The disclosure has been revised to read as follows:

“Due to the environmental benefits, the project received a research grant in the amount of  approximately $627,436 from Bundesministerium für Wirtschaft und Technologie (German Federal Ministry for Research and Technology). The grant is for a period of three years from September 2010 to May 2013 and is in the form of reimbursements for costs incurred in the project. Our obligation under the project is  approximately $371,476, of which 45% is reimbursable under the grant. As of December 31, 2010, we have expended approximately $13,177 and received approximately $5,930 from the grant.”

Item 15. Controls and Procedures, page 34
(a) Disclosure Controls and Procedures, page 34.

4.            We note your statements that: (1) your management believes that your disclosure controls and procedures provide a “reasonable level of assurance” and (2) a “control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  Please amend your Form 20-F to state clearly, if true that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Report on Internal Controls Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In response to the Staff’s comments, the Company has amended the Form 20-F to remove the reference to the level of assurance of the Company’s disclosure controls and procedures.

5.           We note the description of disclosure controls and procedures included in your certifying officers’ conclusion regarding effectiveness.  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As described however, this description does not fully conform to the definition set forth in those rules.  In this regard, we note that the description does not indicate whether your certifying officers concluded that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Please revise to disclose in your amended Form 20-F that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and include the full definition of disclosure controls and procedures.  Alternatively, you may simply state in your amended Form 20-F that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

In response to the Staff’s comments, the Company has amended the Form 20-F to state that the Company’s certifying officers concluded on the applicable dates that the Company’s disclosure controls and procedures were effective.   The disclosure has been revised to read as follows:

“Our Principal Executive Officer and Principal Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective.”

Exhibits 12.1, 12.2 and 13.1

6.           We note that the first paragraphs of exhibits 12.2 and 13.1 refer to the fiscal year ended December 31, 2011.  Also we note that the introductory language included in paragraph 4 of Exhibits 12.1 and 12.2 does not include the disclosure related to internal control over financial reporting as required by the Instructions to Exhibit 12 of the Form 20-F.  Please amend your Form 20-F to include exhibit 12.2 and 13.1 with the correct date and to include in exhibits 12.1 and 12.2 the disclosure relating to internal control over financial reporting.

In response to the Staff’s comments, the Company has amended exhibits 12.2 and 13.1 to indicate the fiscal year ended December 31, 2010 and has amended exhibits 12.1 and 12.2 to include the disclosure relating to the internal control over financial reporting as required by the Instructions to Exhibit 12 of Form 20-F.

We believe that the foregoing addresses all of the Staff’s comments contained in its letter dated August 9, 2011.  Should you have any questions regarding the foregoing, please do not hesitate to contact me at (916) 930-2500.

Very truly yours,

By:	/s/ Ryan A. Oliver
Ryan A. Oliver

ACKNOWLEDGEMENT

CalciTech Ltd. (the “Company”) hereby acknowledges the following:

1. The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2. The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3. The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: August 24, 2011	CalciTech Ltd.

	By:	/s/ Roger A. Leopard
Roger A. Leopard, President and CEO